(formerly Cypherpunk Holdings Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the years ended September 30, 2024 and 2023

As at January 28, 2025

DISCLAIMER

The following Management's Discussion & Analysis ("MD&A") of the financial condition and results of the operations of Sol Strategies, Inc. formerly Cypherpunk Holdings, Inc. (the "Company" or "Sol Strategies") constitutes management's review of the factors that affected the Company's financial and operating performance for the years ended September 30, 2024 and September 30, 2023. All information in this MD&A is given as of the years ended September 30, 2024 and 2023, unless otherwise indicated. All dollar figures are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited financial statements for the years ended September 30, 2024, and 2023 together with the notes thereto. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the year ended September 30, 2024 (the "Fiscal Year") are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value common shares of Sol Strategies' ("Common Shares"); or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The words "we", "our", "us", "Company" and "Sol Strategies" refer to Sol Strategies, Inc. together with its management and/or employees of the Company (as the context may require).

These documents, along with additional information about Sol Strategies, are available under the Company's profile at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans," "expects," "is expected," "budget," "scheduled," "estimates," "continues," "forecasts," "projects," "predicts," "intends," "anticipates" or "believes," or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

- Our expectations regarding our revenue, expenses, operations and future operational and financial performance;

- Our cash flows;

- Popularity, adoption and rate of adoption of cryptocurrencies;

- The rise of Solana's increasing market share in the asset tokenization market;

- Our future growth plans and acquisition strategies;

- Our ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to our business both in Canada, the United States (the "U.S.") and internationally;

- Our expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and our ability to continue to carry on our business as presently conducted or proposed to be conducted;

- The reliability, stability, performance and scalability of our infrastructure and technology;

- Our ability to attract new customers and maintain existing customers;

- Our ability to attract and retain personnel;

- Our expectations with respect to advancement in our technologies;

- Our competitive position and our expectations regarding competition; and

- Regulatory developments and the regulatory environments in which we operate.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

- Decline in the cryptocurrency market or general economic conditions;

- Regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;

- We are subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect our brand, reputation, business, operating results, and financial condition;

- In connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset's or product offering's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected;

- Risks related to managing our growth;

- Our dependence on customer growth;

- The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected;

- Regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;

- Technology and infrastructure risks;

- Cybersecurity risks;

- Fluctuations in quarterly operating results;

- Competition in our industry and markets;

- Our reliance on key personnel;

- Our reliance on third party service providers;

- Exchange rate fluctuations;

- Risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and

- Risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Sol Strategies' ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

INTRODUCTION

The audited financial statements for the year ended September 30, 2024, capture a pivotal moment in the Company's history-the beginning of our transformation from a bitcoin holding company to a dynamic leader within the Solana cryptocurrency ("SOL") ecosystem.

Since initiating our new strategy on July 9, 2024, the Company has achieved remarkable growth. By September 30, 2024, we operated a single SOL validator with 101,200 SOL delegated to it, valued at $20.9 million, of which 100,763 SOL were the Company's, with a value of $20.8 million. By January 24, 2025, this number had surged to 1,729,599 SOL across multiple high-performance validators, valued at $634 million, a staggering 1,609% increase in staked SOL. These validators are designed for scalability, high availability, and competitive yields, ensuring operational excellence and strengthening the Solana network.

This rapid growth has translated into significant financial performance. Our validator operations now generate annualized staking revenues of $9.9 million CAD, including $3.9 million(1) from our own staked SOL, reflecting a 1,252% increase in staking revenue since September 30, 2024. With an average annual staking yield of approximately 7%(2), these results highlight the efficiency and scalability of our operations.

These milestones underscore our emergence as a key player in the Solana ecosystem, with the full impact of these achievements set to be reflected in our financial statements for the second quarter of fiscal 2025, ending March 31, 2025. This marks the beginning of a new era of growth and innovation for the Company.

DESCRIPTION OF BUSINESS

Sol Strategies, Inc. is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's Common Shares have traded on the Canadian Securities Exchange ("CSE") under the symbol "HODL."

On July 9, 2024, Leah Wald was appointed Chief Executive Officer of Sol Strategies, bringing a bold vision to transform the Company into a leading technology-driven enterprise. Under Ms. Wald's leadership, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana (SOL) as a core balance sheet asset, operating state-of-the-art validators, and developing intuitive staking tools paired with robust compliance frameworks. The Company's mission is to create a scalable, efficient, and secure validation that leverages Solana's unmatched speed, throughput, and ecosystem to deliver long-term value for both users and investors. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings, Inc. to Sol Strategies, Inc. on September 9, 2024.

Shift in Asset Allocation:

Since implementing this strategy, Sol Strategies has achieved significant milestones as of January 28, 2025:

● Reallocated digital asset holdings to strategically align with the Company's focus on the Solana ecosystem. Increased Solana Holdings: Sol Strategies increased its Solana (SOL) holdings from nil to 100,763.02 SOL as of September 30, 2024, representing a substantial investment in the ecosystem's growth potential. As of the date hereof, SOL holdings have further increased to 160,710.36 SOL, reinforcing our commitment to expanding within Solana's high-performance blockchain infrastructure.

● Reduced Bitcoin Exposure: Bitcoin holdings decreased from 215.37 BTC as of September 30, 2023, to 56.25 BTC by September 30, 2024, and stand at 3.16 BTC as of the date hereof, reflecting a strategic reallocation of resources toward Solana-based initiatives.

● The Company successfully liquidated shares in Animoca Brands, generating a gain of $1.8 million, and sold other non-core assets, redirecting capital into core business operations.

STAKING and VALIDATOR OPERATIONS

Sol Strategies earns investment income by staking its Solana, by delegating it to one of the Company's three validator nodes (each a "Validator") to receive staking rewards. The Validators use the SOL delegated to them, by both the Company and third party delegators, to perform tasks that help optimize the Solana network, for which the Validators receive rewards that are distributed on a pro rata to the delegators, net of fees. Sol Strategies has significantly grown its validator operations since the end of Fiscal 2024, reinforcing its position as a key infrastructure provider in the Solana ecosystem:

● Validator Acquisition and Growth: Sol Strategies acquired and operates multiple high-performance validators As of January 25, 2025, 1,729,599 SOL with a value of $634 million, were staked at the Company's Validators, of which 140,781 SOL were the Company's. This represents an increase of 1,628,398 SOL (1,609%) of SOL delegated to its Validators since the end of Fiscal 2024. At September 30, 2024, 101,200 SOL, with a value of $20.9 million, were delegated to the Validator, of which 100,763 SOL, with a value of $20.8 million, were the Company's. These Validators are optimized for scalability, high availability, and competitive yields, ensuring operational efficiency and strengthening Sol Strategies' role in supporting Solana's network growth.

● Revenue Growth from Staking: Sol Strategies' delegated SOL, 140,781 SOL of its 160,710 SOL holdings, is exclusively staked to its own high-performance Validators, which now generate annualized staking income of $3.9 million(1). This marks a significant increase from the 101,200 SOL staked as of September 30, 2024, reflecting a 39% increase in staked SOL. The average annual staking yield of approximately 7%(2) across these Validators underscores the efficiency of Sol Strategies' operations, driving a 1,252% annualized increase in staking revenue compared to Fiscal 2024.

● Validation Revenue: Since January 1, 2025, the first date with all three Solana Validators were fully under Sol Strategies' ownership and control, the Validators have generated annualized revenues of $9.9 million CAD(3). This revenue is derived from commissions earned from SOL delegated to Sol Strategies' high-performance Validators by the Company and third parties.

● Staking and Validating Revenue Outlook: Based the results of the Company's staking and validating operations since January 1, 2025, the first date with all three validators fully under Sol Strategies' ownership and control, the combined staking and validating estimated annual income of the current operations $13,794,274.

(1) Based on the total SOL staking rewards during the period from January 1, 2025 to January 24, 2025 (the "Period"), multiplied by the average SOL price during the Period, which is then multiplied by the average USD/CAD exchange rate.

(2) Based on the total SOL staking rewards during the period divided by the average amount of SOL staked during the Period.

(3) Based on the daily validator revenue earned during the period, multiplied by the daily SOL price and then the daily USD/CAD exchange rate.

Staking and Validator Operations Risk Subsequent to September 30, 2024

Subsequent to September 30, 2024, Sol Strategies has acquired seven validators, and now operates eight high-performance validators, three of which are on the Solana network. As a result of those acquisitions, the Company's validator and Solana staking businesses have developed significantly since the end of the fiscal year ended September 30, 2024, which businesses are subject to their own risk factors, including those described below.

Risks related to validator operations

The Company expects that subsequent to the year ended September 30, 2024, a significant portion of the revenue generated by the Company will come from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer third party Solana holders delegate their Solana to Sol Strategies' Validators, resulting in fewer awards and lower yields to the Company.

Risks related to Staking Operations

The Company operates eight Validators, seven of which were acquired subsequent to the year ended September 30, 2024, and three of which operate in the Solana network, and as such the Company earns crypto token rewards for processing transactions and securing crypto networks. The Company expects to, in large part, re-stake its crypto token rewards to its Validators. The Company's decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network's natural inflation rate, the transaction fees generated on the network, a token's price, and the percent of total tokens being staked. As such, the Company's compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels for temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company's staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

RETAIL FOCUSED PRODUCT LAUNCH

Sol Strategies launched a mobile staking application available on Solana's dApp store, enabling retail users to connect self-custodial wallets directly to its validators for seamless staking. The app simplifies access to Solana's staking network and is expected to launch on the Apple App Store and Google Play in 2025, further expanding its reach and usability.

PROPRIETARY SOLUTIONS AND INTELLECTUAL PROPERTY

Sol Strategies has built and acquired a valuable portfolio of proprietary intellectual property, reinforcing our position as a technology-first company in blockchain innovation. This suite of tangible, high-impact tools include:

● Real-Time Yield Calculators: Advanced algorithms deliver precise, up-to-the-minute insights into staking rewards, empowering users with critical performance data.

● Seamless Wallet-to-Validator Integrations: Cutting-edge web technologies enable smooth, secure connections between user wallets and our validators, simplifying the staking process and enhancing accessibility.

● Staking Reporting Dashboard: The recently launched dashboard enhances transparency, offering users detailed analytics and performance metrics for their staking activity. The dashboard provides real-time visibility into all on-chain revenue, showcasing exactly how and where revenue is generated.

ENTERPRISE-GRADE SECURITY and COMPLIANCE FRAMEWORKS

● ISO 27001 Certification Frameworks: Rigorous security protocols designed to protect our infrastructure, user data, and validator operations, aligning with global best practices for information security.

● Policy Documentation and Internal Auditing Tools: Comprehensive compliance documentation, including standardized policies for governance, risk management, and operational security, which are regularly audited to maintain alignment with regulatory expectations.

CAPITAL MARKET EXPANSION

● Nasdaq and OTC Markets: Sol Strategies has applied for a U.S. Nasdaq listing to broaden market visibility and expand access to institutional investors. The Company successfully upgraded to an OTCQX listing on January 21, 2025, significantly boosting U.S. trading volume and improving overall liquidity.

● Revolving Credit Facility: Secured a $25 million CAD revolving credit facility, providing financial flexibility to scale operations and seize strategic growth opportunities.

● Private Placement Success: Raised $30 million CAD, led by ParaFi Capital, demonstrating strong investor confidence in the Company's strategy.

Enhanced Investor Relations and Market Liquidity

Sol Strategies achieved higher trading volumes on both the CSE and OTC markets, reflecting growing investor interest. Additionally, the Company engaged Proconsul Capital, Ltd. to strengthen investor communication and outreach.

KEY GROWTH PILARS

● Strong Liquidity Position: With $72 million CAD in liquidity at the date hereof, Sol Strategies has the flexibility to acquire SOL, stake it for an expected yield of up to 10.36%(4), expand validator capacity, and invest in cutting-edge technology.

(4) based on publicly available data, see https://stakewiz.com/)

● Profitable Validator Operations with High Gross Margins: Sol Strategies operates a scalable and efficient validator network with minimal incremental costs. This high-margin business model generates reliable recurring revenue and positions the Company as a critical infrastructure provider within Solana's expanding ecosystem.

● Technology Innovation: Proprietary tools like real-time yield calculators, wallet integrations, and a non-custodial staking mobile app simplify the user experience and drive organic growth to validators.

● Commitment to Compliance and Security: Adhering to rigorous regulatory and cybersecurity standards is a core priority as we build trust with users and investors alike. Our compliance frameworks are designed to align with evolving regulations and include stringent measures such as our ISO 27001 certification, ensuring that our infrastructure operates securely, reliably, and in full alignment with the highest standards within the broader financial ecosystem.

In recent weeks, the digital asset sector has experienced significant momentum, driven by rising prices in SOL, BTC, and other key assets, alongside a positive shift in regulatory sentiment under a pro-crypto U.S. administration. This favorable environment reflects growing confidence in blockchain innovation and adoption, positioning Solana and the broader market for sustained growth and success.

The Solana network has firmly established itself as a leading blockchain protocol, celebrated for its unparalleled performance, scalability, and diverse use cases. Its transformative potential spans across industries such as payment processing, decentralized finance (DeFi), and cross-border foreign exchange solutions. Additionally, Solana is well-positioned to capture a significant share of the asset tokenization market, projected to reach $16 trillion by 2030.

In light of current market dynamics and expanding bridges to the traditional finance (TradFi) sector, we expect continually strong demand for the underlying layer 1 Solana (SOL) network token. Solana's unique capabilities enable it to disrupt existing financial applications, including real-world asset tokenization, share and micro-share trading, capital formation offerings, futures trading, foreign exchange trading, bond issuance, and derivatives trading.

As the first and largest publicly traded company exclusively focused on Solana in North America, Sol Strategies bridges the gap between traditional finance and blockchain innovation. Our company offers investors scalable, compliant exposure to this groundbreaking ecosystem. The strength and scalability of our validator operations, combined with our commitment to strategic innovation, position us to capitalize on Solana's transformative applications and ongoing growth.

Investor confidence in the digital asset sector is accelerating, and Sol Strategies is uniquely positioned at the forefront of this evolution. By advancing our infrastructure, capitalizing on favorable market conditions, and driving innovation, we are committed to leading as the premier Solana-focused company and delivering enduring value for our investors.

ACQUISITIONS AND STRATEGIC INVESTMENTS

Strategic Investment

On January 6, 2025, the Company announced that it had amended the credit facility agreement with Antanas Guoga, the Company's Chairman and director, originally signed on October 22, 2024. The amended agreement increased the unsecured, revolving demand credit facility from $10 million to $25 million to be used exclusively for the purchase of Solana tokens.

Cogent Crypto Validators Acquisition

On November 25, 2024, the Company acquired four Validators operating in the Solana, Sui, Monad and Arch networks, and certain assets related to the Validators from Cogent Crypto for total consideration of (i) $1,000,000 USDC on Closing, (ii) the issuance of 1,162,000 Common Shares on closing at a price of CAD $1.20 per Common Share, and (iii) 18,592,000 Common Shares to be issued at a deemed price of CAD $1.20 per Common Share over a period of three years from closing. Cogent Crypto operates a high-performance validator operating within the Solana ecosystem, and also has validator assets operating in the SUI, MONAD, and ARCH network ecosystems, all of which are now operated by the Company.

OrangeFin Validators Acquisition

On December 31, 2024, the Company acquired three Validators operating in the Solana, Solana Testnet, and Arch Testnet networks, and certain assets related to the Validators from Orangefin Ventures LLC ("Orangefin"), a blockchain infrastructure company specializing in validator operations and staking services for consideration of (i) 750,000 USDC on closing, (ii) the issuance of 503,621 Common Shares at a deemed value of $2.14 per share on closing, and (iii) US$5,000,000 in additional Common Shares (valued at the trading price per Common Share at the time of issuance), to be issued in six equal tranches every six months over a period of three years from closing In addition to the acquisition of Validators, Max Kaplan, founder of Orangefin Ventures, has joined as the Company's new Head of Staking.

ParaFi Private Placement

On January 16, 2025, the Company announced the completion of its private placement financing of CAD $27.5 million (the "Private Placement"), by ParaFi Capital (https://parafi.com/), a leading global blockchain investment firm. The proceeds from the Private Placement will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

The Private Placement consisted of unsecured convertible debenture units ("CD Units") for gross proceeds of CAD $27.5 million. Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 400 common share purchase warrants (each, a "Warrant"). Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or Common Shares and the Debentures are convertible at any time into Common Shares of the Company at CAD $2.50 per Common Share. Each Warrant entitles the holder thereof to purchase one (1) Common Share of the Company at an exercise price of CAD $2.50 per Common Share, exercisable at any time on or before January 16, 2030. The Debentures are redeemable in cash after the three year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest. Any Common Shares issued on the conversion of the Debentures, the interest thereon, or upon exercise of the Warrants are subject to restrictions on trading until the date that is four months and a day following the closing date of the Private Placement.

On January 24, 2025, the Company announced the completion of a second tranche private placement on the same terms as the ParaFi Private Placement, except the second tranche was based on a $4.66 conversion and warrant exercise price. The second tranche brought the total gross proceeds received pursuant to private placement financing to CAD $30 million.

Long-term Incentive Plan

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire Common Shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of Common Shares subject to options granted under the Plan is limited to 10% in the aggregate of the number of issued and outstanding Common Shares of the Company at the date of the grant of the award. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the Company's board of directors which cannot exceed five years. The plan does not require any vesting period, and the Company's board of directors may specify a vesting period on a grant by grant basis.

Hiring

Recent additions to the Sol Strategies team include the following:

Leah Wald, Chief Executive Officer Ms. Wald was appointed Chief Executive Officer of Sol Strategies on July 9, 2024 and joined the Company's board of directors on September 13, 2021. Leah is an accomplished entrepreneur with deep expertise in alternative asset management and disruptive technologies. As Co-Founder and CEO of Valkyrie Investments, she led the firm to over $1.3 billion in AUM that included cryptocurrency trusts, hedge funds, and ETFs. Valkyrie's ETFs and investment advisory business was acquired by CoinShares and its private trust division by Abra Capital Management in 2024.

Andrew McDonald, Director of Operations. Mr. McDonald joined the Company on January 21, 2025. Andrew was previously the Chief Operating Officer of Bitaccess Inc. a Canadian SaaS company serving the Bitcoin ATM industry. Andrew helped to guide Bitaccess through an acquisition and oversaw its growth to be one of the world's largest Bitcoin ATM software providers.

Max Kaplan, Head of Staking on December 31, 2024. Max is the founder of Orangefin Ventures which was acquired by the Company on December 31, 2024. Prior to founding Orangefin Max was senior director of Engineering at Kraken.

Doug Harris, Chief Financial Officer. Mr Harris joined the Company as Chief Financial Officer on a full-time basis on January 1, 2025. Doug joined the Company as a part-time CFO in April 2021. Doug Harris is a Chartered Accountant (CPA, CA) and Chartered Business Valuator (CBV) with over 20 years of experience in finance. His expertise spans corporate finance, accounting, private equity, and M&A, with involvement in over $2 billion worth of transactions.

Board Appointments

Ungad Chadda was appointed to the board of directors of the Company on September 11, 2024 as an independent director. Mr. Chadda is a seasoned capital markets regulator and financial services executive, having held various senior positions at TMX Group Limited, the parent company of the Toronto Stock Exchange. During Mr. Chadda's tenure of over 21 years at TMX Group, he held progressively senior roles, including Director of Listings, TSX Venture Exchange; Chief Operating Officer, TSX Venture Exchange; Vice President, Business Development, Toronto Stock Exchange and TSX Venture Exchange; President, Toronto Stock Exchange; CFO of TSX Trust (formerly Equity Transfer and Trust) an OSFI regulated entity; and SVP, Head of Enterprise Corporate Strategy and External Affairs, TMX Group. Currently, Mr. Chadda serves as the CEO and Director of Urban Infrastructure Group Inc., a TSX Venture Exchange-listed company in the construction industry.

Funding

We believe our operating activities will continue to generate adequate cash flows to fund normal operations. However, we continually evaluate opportunities for us to maximize our growth and further enhance our strategic position, including, among other things, acquisitions, strategic alliances, and joint ventures potentially involving all types and combinations of equity, and acquisition alternatives. As a result, we may choose to raise additional funds to support those strategic initiatives.

Overall Performance

● Total comprehensive income of $9.3 million for the year ended September 30, 2024 (2023 - total comprehensive loss of $6.5 million)

● Income of $10.6 million for the year ended September 30, 2024 (2023 - loss of $4.5 million) including:

○ Staking income of $271,245 for the year ended September 30, 2024 (2023 - $nil)

○ Realized gain on investments of $1.2 million for the year ended September 30, 2024 (2023 - realized loss of $1.2 million)

● Net income of $6.6 million for the year ended September 30, 2024 (2023 - loss of $6.3 million) and income per share (basic and diluted) for the year ended September 30, 2024 of $0.04 (2023 - loss per share of $0.04)

● Cryptocurrency holdings of $25.6 million at September 30, 2024 (2023 - $7.9 million) reflecting:

○ 100,763.02 Sol with a market value of $20.8 million (2023 - $nil) and 56.25 bitcoin with a market value of $4.8 million (2023 - 215.37 bitcoin with a market value of $7.9 million)

● Cash position of $1.8 million (September 30, 2023 - $1.9 million)

● Total assets of $28.9 million (September 30, 2023 - $17.1 million)

● Shareholders' equity of $26.7 million (September 30, 2023 - $16.8 million)

RESULTS OF OPERATIONS

Year ended September 30,	2024	2023	2022

Total assets	$28,903,645	$17,054,245	$23,892,055
Shareholders' equity	26,723,624	16,827,769	23,583,763
Income	10,671,027	(4,498,715)	3,131,499
Net income	6,607,664	(6,282,328)	358,456
EPS	$0.04	$(0.04)	$0.00
Comprehensive income	9,345,023	(6,479,174)	(5,612,877)

Comparison of the years ended September 30, 2024 and 2023

The total comprehensive income for the year ended September 30, 2024 ("Fiscal 2024") increased $15,824,197 to $9,345,023 compared to a total comprehensive loss of $6,479,174 for the year ended September 30, 2023 ("Fiscal 2023"). The main reasons for the variance are as follows:

- Total investment income of $10,671,027 in Fiscal 2024 (2023 - loss of $4,498,715), an increase of $15,168,742, mainly due to:

○ Realized gain on dispositions of cryptocurrencies of $7,648,448 in Fiscal 2024 compared to $nil in Fiscal 2023.

○ Realized gain on investments of $1,160,891 in Fiscal 2024 compared to a realized loss of $1,178,765 in Fiscal 2023, mainly due to a realized gain on Animoca Brands Corporation Limited

("Animoca") of $1,785,473 offset by a loss realized on zkSNACKS Limited of $772,668. In Fiscal 2023 the Company realized losses of $471,116 on Isla Capital Limited AB Digital Strategies Fund ("Isla") and $707,649 on Lucy Labs Flagship Offshore Fund Rising Tide Portfolio ("Lucy Labs").

○ Unrealized gain on investments $1,064,911 in Fiscal 2024, an increase of $5,125,161 from a $4,060,250 unrealized loss in Fiscal 2023. The Fiscal 2024 unrealized gain was mainly due to a recovery of $827,227 on Lucy Labs and fair value increases of $121,849 and $$115,905 on Chia Network Inc. and NGRAVE NV, respectively. In Fiscal 2023 the unrealized loss of $4,060,250 was mainly due to an unrealized loss on Animoca of $4,314,020.

○ Dividend income of $322,362 in Fiscal 2024 (2023 - $44,068) mainly due to increases in dividends from zkSNACKS.

○ Staking and validating income of $271,245 in Fiscal 2024 (2023 - $nil).

- Operating expenses in Fiscal 2024 were $2,479,105 (2023 - $1,810,557), the increase of $668, 548 in operating losses was mainly due to:

○ Stock-based compensation in Fiscal 2024 of $1,320,919 (2023 - $430,945), an increase of $889,974.

○ General and administrative expenses in Fiscal 2024 of $344,096 (2023 - $198,052), an increase of $146,044

○ Foreign exchange gain in Fiscal 2024 of $50,725 (2023 - loss of $346,669), a decrease of $397,394

- Income tax expense in Fiscal 2024 was $1,584,258 (2023 - recovery of $26,944), the increase mainly due to realized gains on the disposition of cryptocurrencies.

- In Fiscal 2024 the Other Comprehensive Income was $2,737,359 (2023 - loss of $196,846), an increase of $2,934,205, mainly due to the unrealized gain on cryptocurrencies.

Selected Quarterly Information

The selected quarterly information below summarizes the financial information for the last eight quarters.

	Sep-24	Jun-24	Mar-24	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22	Sep-22
	$		$	$	$	$	$	$	$
Income (loss) before taxes	7,047,166	(1,256,003)	(241,244)	2,642,003	(2,718,445)	(2,113,551)	(128,318)	(1,348,958)	(107,105)
Tax Recovery (expense)	(1,584,258)	-	-	-	26,944	-	-	-	(434,741)
Income (loss) for period	5,462,908	(1,256,003)	(241,244)	2,642,003	(2,691,501)	(2,113,551)	(128,318)	(1,348,958)	(541,846)
Net income (loss) per share (basic and diluted)	$0.04	$(0.01)	$-	$0.02	$(0.03)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Total comprehensive income (loss)	(3,796,586)	(1,522,924)	7,738,279	6,926,254	(3,445,375)	(1,619,628)	(65,213)	(1,348,958)	2,533,478
Total assets	28,903,645	28,354,585	31,342,586	23,964,991	17,054,245	20,465,732	22,468,284	22,645,041	23,892,055
Net book value	26,723,624	27,877,248	31,169,185	23,792,099	16,827,769	20,254,004	22,211,225	22,376,611	23,583,763

Comparison of the three months ended September 30, 2024 and 2023

The total comprehensive loss for the three months ended September 30, 2024 ("Q4-24") increased $351,211 to a loss of $3,796,586 (2023 - $3,445,375) mainly due to:

- Reallocation of realized gain on disposition of cryptocurrencies of $7,648,448 from other comprehensive income to income in the fourth quarter of Fiscal 2024

- Staking income of $286,750 in Q4-24 ($2023 - $nil)

- Realized gain of $3,223,449 on the sale of Animoca shares in Q4-24 (2023 - $nil) offset by an unrealized loss on investments of $ 2,355,132

○ In Q4-24 operating expenses increased $1,564,083 million to $1,791,271, mainly due to the following:

- A $1,219,944 increase in stock based compensation to $ 1,239,083.

- A $156,374 increase in professional fees to $177,363

- A $76,149 increase in investor relations to $76,149

- A $68,426 increase in consulting fees to $169,256

○ Provision for income taxes of $1,720,678 million (2023 - $nil)

Financial and Capital Management

Outstanding Share Data

At September 30, 2024
Common shares outstanding:	146,173,465
Options to purchase common shares:	14,617,346
Warrants:	NIL

At January 28, 2025
Common shares outstanding:	152,363,991
Options to purchase common shares:	10,446,941
Warrants:	11,535,000

Cash Flow

For the year ended September 30, 2024, cash and cash equivalents decreased $119,228 (2023 - $16,609,941) to $1,808,052 (2023 - $1,927,280) due to $856,729 of net cash used in operating activities (2023 - $1,133,009), $767,961 of net cash used in financing activities (2023 - $707,765), and $1,505,462 of net cash provided by investing activities (2023 - $14,769,167 used in investing activities).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of January 28, 2024 and as at the date of this MD&A.

RELATED PARTY DISCLOSURES

The Company's related parties include its subsidiary, key management personnel and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the year ended September 30, 2024, the Company paid $105,540 (2023 - $nil) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $1,209 (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $87,100 (2023 - $72,000) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $nil (2023 - $6,000) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $96,800 (2023 - $77,502) for consulting services provided by an officer of the Company. At September 30, 2024 there is $nil (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $111,100 (2023 - $120,000) for consulting services provided by an officer of the Company. At September 30, 2024, there is $9,900 (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $72,000 (2023 - $72,000) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $nil (2023 - $5,000) for consulting services provided by a director of the Company. At September 30, 2024, there is $nil of accounts payable to this related party (2023 - $nil).

During the year ended September 30, 2024, $104,160 (2023 - $63,223) was charged for legal services by a firm of which an officer of the Company is a partner. At September 30, 2024, there is $44,050 of accounts payable to this related party (2023 - $3,819).

Key Management Compensation

Key management includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and directors of the Company.

The compensation payable to current and former key management is shown below:

Years ended September 30,	2024	2023
Consulting fees	$472,540	$346,502
Director fees	30,000	69,213
Stock-based compensation	1,320,919	430,945
	$1,821,236	$846,660

At September 30, 2024, included in accounts payable and accrued liabilities is $55,156 (2023 - $10,295) owed to related parties.

FAIR VALUE

The fair value of the Company's cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$442	$1,512,889
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	25,575,512	-
	$-	$25,575,954	$1,512,889

Recurring fair value measurements - September 30, 2023	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$5,120,897	$1,343,222
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	7,852,418	-
	$-	$12,973,315	$1,343,222

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the year ended September 30, 2024 and the year ended September 30, 2023.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2024
Investments	$1,512,889	$1,343,222	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee of the Company includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at September 30, 2024 and noted that a 20% decrease would result in a $302,666 decrease in fair value.

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Company's board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended September 30, 2024.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Solana cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Sol Strategies is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Sol Strategies will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Sol Strategies performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When crypto assets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at September 30, 2024, the Company holds $1,808,052 in cash and cash equivalents at high credit quality financial institutions (September 30, 2023 - $1,927,280). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company has no exposure to interest rate risk since there are no outstanding debts or other payables subject to interest charges at the end of the reported periods.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at September 30, 2024, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $252,433 (September 30, 2023 - $646,412).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of September 30, 2024 is $1,762,619 (September 30, 2023 - $1,669,621). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $176,262 (September 30, 2023 - $166,962).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2024, the Company had cash and cash equivalents balance of $1,808,052 (September 30, 2023 - $1,927,280) to settle accounts payable and accrued liabilities of $232,929 (September 30, 2023 - $226,476). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company's business income and financial condition. Exposure to credit, interest rate, cryptocurrency and currency risks arises in the normal course of the Company's business.

OTHER INFORMATION

This discussion and analysis of the financial position and results of operation as at January 28, 2025, should be read in conjunction with the consolidated financial statements for the year ended September 30, 2024 and 2023. Additional information can be accessed through the Company's public filings under the Company's SEDAR+ profile at www.sedarplus.ca.

MANAGMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's consolidated financial statements are the responsibility of the Company's management and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Company's management in accordance with IFRS. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the consolidated financial statements are presented fairly in all material respects.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the times specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based, in part, upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

"Leah Wald"

Chief Executive Officer

January 28, 2025